CONFIDENTIAL TREATMENT REQUESTED

BY ALECTOR, INC.: ALEC-0003

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Alector, Inc.

151 Oyster Point Blvd., Suite 300

South San Francisco, California 94080

Attention: Arnon Rosenthal, Ph.D.

Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

January 7, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Keira Nakada
Jim Rosenberg
J. Nolan McWilliams
Dietrich King

RE:	Alector, Inc.
Registration Statement on Form S-1
CIK No. 0001653087

Ladies and Gentlemen:

On behalf of our client, Alector, Inc. (the “Company”), we submit this letter in response to Comment 8 of the initial comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 7, 2018 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on October 12, 2018 and filed on EDGAR on the date hereof.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The

CONFIDENTIAL TREATMENT REQUESTED

BY ALECTOR, INC.: ALEC-0003

Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 81

6. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[*] per share (the “Midpoint Price”). The Price Range has been estimated based on a number of factors, including the progress of the Company’s studies and trials, other developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions and input received from Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Cowen and Company, LLC (the “Lead Underwriters”), including discussions that took place on November 13, 2018 and January 3, 2019 among representatives of the Company and representatives of the Lead Underwriters.

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of clinical development as the Company taking into account the number of programs of those companies as compared to the Company, and recent market conditions. Prior to November 13, 2018, the Lead Underwriters had not provided the Company with a specific estimated price range. The Price Range also does not reflect any stock split the Company may effect prior to the IPO.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Lead Underwriters, developments in the Company’s business, market conditions and other factors that are

CONFIDENTIAL TREATMENT REQUESTED

BY ALECTOR, INC.: ALEC-0003

outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Stock Option Grants and Common Stock Valuation

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options, to its service providers. Prior to converting from a limited liability company to a corporation in October 2017, the Company granted profit interest units. The profit interest units were economically equivalent to stock options. As described in the Registration Statement, for accounting purposes, the Company measured the fair value of the profit interest units based on valuations of the Company’s common units as determined by the Company, including based on an unrelated third-party valuation report and applying the Black-Scholes option-pricing model. The profit interest units were converted to shares of restricted common stock at the time of conversion from a limited liability company to a corporation. For purposes of this letter, we will be discussing grants of stock-based awards after the time of conversion.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07). The new standard simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The Company early adopted ASU 2018-07 effective July 1, 2018. The early adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

The Company measures stock-based compensation expense for stock options granted to its service providers on the date of grant and recognizes the corresponding compensation expense of those awards over the requisite service period on a straight-line basis, which is generally the vesting period of the respective award.

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for the purpose of calculating the estimated grant date fair value of the stock options. The Company’s board of directors, with input from management, determined the estimated fair value per share of the Company’s common stock to be:

Valuation Date	Estimated Value of Common Stock	Valuation Method
09/25/17	$6.95	OPM
04/26/18	$8.16	Hybrid PWERM OPM
07/28/18	$8.47	Hybrid PWERM OPM
09/30/18	$10.14	Hybrid PWERM OPM

These estimated fair values per share of common stock were determined after considering valuation reports from independent third-party valuation specialists as well as other objective and subjective factors as appropriate, including the progress of the Company’s studies and trials, the Company’s stage of development and programs, the Company’s cash burn and cash balances, the value of public companies with similar profiles to the Company, the likelihood of achieving a liquidity event, the submission of term sheets for financing rounds, the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock, the impact of the collaboration transaction with AbbVie,

CONFIDENTIAL TREATMENT REQUESTED

BY ALECTOR, INC.: ALEC-0003

and the other factors described below. Set forth below in this letter is a discussion of each valuation and option grant since October 12, 2017, along with a comparison of the estimated fair value of the Company’s common stock to the Midpoint Price.

The following table presents a summary of the equity awards made by the Company since October 12, 2017:

Grant date	Type of award	Number of shares	Exercise price of options per share		Estimated fair value of common stock per share on grant date
10/12/17	*	*	$	*	$6.95
10/25/17	Options	22,500		$6.95	$6.95
01/19/18	Options	45,500		$6.95	$6.95
02/12/18	Options	32,000		$6.95	$6.95
04/02/18	Options	84,750		$6.95	$6.95
06/01/18	Options	102,000		$8.16	$8.16
07/02/18	Options	2,209,000		$8.16	$8.16
08/15/18	Options	193,250		$8.47	$8.47
09/04/18	Options	375,500		$8.47	$8.47
11/06/18	Options	2,021,584		$10.14	$10.14

*	Represents the date of conversion of the Company from a limited liability company to a corporation.

September 25, 2017 Valuation

In preparing the September 25, 2017 valuation, the Company determined its enterprise value using option pricing method (“OPM”) back solve method described in the Registration Statement. The resulting estimated fair value of the Company’s common stock was $6.95 per share on a non-marketable, minority basis.

In an OPM framework, the back solve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility, and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. This method was selected as management concluded that the contemporaneous proposed financing transaction was an arm’s-length transaction.

The Company performed a valuation on September 25, 2017, just prior to the conversion to a corporation on October 12, 2017, based on several term sheets that the Company had received for an anticipated Series E preferred stock financing. Based on the term sheets, the proposed Series E preferred stock was expected to have a per share issue price of $[*] (representing a [*]x increase from the per share issue price of the Series D preferred stock issued in late 2015) which was then “back solved” to the capitalization of the Company to arrive at the per common share fair value. As of this valuation date, the Company was at an early stage of development and future liquidity events were difficult to forecast.

CONFIDENTIAL TREATMENT REQUESTED

BY ALECTOR, INC.: ALEC-0003

October 25, 2017, January 19, 2018, February 12, 2018, and April 2, 2018 Grants

At each grant date set forth above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was $6.95 per share in consideration of the valuation analysis as of September 25, 2017, and other objective and subjective factors as appropriate.

In connection with its determination that the $6.95 per share estimated fair value was appropriate at each grant date set forth above, as applicable, the Company’s board of directors considered the following events and transitions in the Company’s business and their impact on the Company’s value:

•

On October 12, 2017, the Company completed its conversion from a limited liability company to a corporation. As noted above, the Company had received several term sheets for a proposed new round of Series E preferred stock, and the Company continued to actively negotiate with various interested investors on the terms of such financing round, but the negotiations were not completed until later, in April 2018.

•

On October 16, 2017, the Company entered into the Co-Development and Option Agreement with AbbVie Biotechnology, Ltd. (the “AbbVie Agreement”). The AbbVie Agreement provided the Company additional funding in 2017 and 2018 for research and development on two product candidates, AL002 and AL003, as disclosed in the Registration Statement. This was a positive development for the Company, but the Company continued to negotiate a proposed Series E preferred stock financing. The valuations being negotiated for the proposed Series E preferred stock financing were attractive to the Company. Also, the proposed lead investors who presented the term sheets to the Company took into account the potential AbbVie Agreement given that they were aware of the ongoing negotiations through the due diligence process for the financing. As a result, the Company did not need to attribute additional value to the AbbVie Agreement when considering the fair value of its common stock given that the proposed term sheets already reflected the probability of such transaction occurring. In addition, AbbVie had committed $20 million to the Series E preferred stock financing, but as noted, the round had not closed yet.

•	The Company continued its product candidate preclinical research and development efforts, but was still several months away from commencing its clinical trials.

•

With respect to the broader biotech and pharmaceutical industry, uncertainty on the U.S. domestic political front continued with the partisan debates on the Affordable Care Act, but no changes resulted. Such political and industry uncertainty existed, but the biotech sector continued to experience accelerating activity in the IPO markets.

April 26, 2018 Valuation

In preparing the April 26, 2018 valuation, the Company commenced using a hybrid of the probability-weighted expected return model (“PWERM”) and the option pricing method (“OPM”) described in the Registration Statement. The hybrid method applied the PWERM utilizing the probability of going public and the OPM was utilized in the remaining private scenario. The hybrid method was used because the Company decided to begin to consider near-term IPO scenarios, factoring in the inherent uncertainty associated with being able to complete an IPO. The resulting estimated fair value of the Company’s common stock was $8.16 per share on a non-marketable, minority basis. The key drivers in the increased price included the following:

CONFIDENTIAL TREATMENT REQUESTED

BY ALECTOR, INC.: ALEC-0003

•

The valuation was performed contemporaneously with the April 2018 completion of the first tranche of the Series E preferred stock for approximately $70 million, or $14.2154 per share, representing a 3.5x increase from the per share issue price at the time of the Series D preferred stock round in late 2015, but a decrease from the expected per share issue price from the non-binding term sheets used to anchor the October 12, 2017 OPM valuation.

•	Continued growth of the Company, including from operational and employee perspectives.

•	The early commencement of strategizing for an IPO.

•	The continuation of a robust biotech IPO market.

In this valuation, the hybrid method was used to address probability-weighted scenarios consisting of IPO scenarios and a non-IPO scenario. The IPO scenarios were assigned an aggregate weight of 70% and the non-IPO scenario was assigned a weight of 30%. The inclusion of the IPO scenarios was the predominant factor in the increased value of the common stock. In the IPO scenarios, the preferred stock converts to common stock and the preferred stock forfeits its liquidation preference. Also, the IPO scenarios result in a liquidity event for the common stock, which reduces the discount for lack of marketability for the common stock. Therefore, while the actual Series E preferred stock issue price of $14.2154 per share was lower than the per share issue price of $[*] included in the non-binding term sheets which were being evaluated in October 2017, the relative value of the common stock increased between October 2017 and April 2018.

The IPO scenario assumed that the Company would complete an IPO either:

•	in the fourth quarter of 2018 at a 10% probability, based, in part, on proof-of-mechanism data for the AL001 product candidate;

•	in the first quarter of 2019 at a 25% probability, also based, in part, on proof-of-mechanism data for AL001; or

•	in the first quarter of 2020 at a 35% probability, based, in part, on proof-of-concept data for AL001 and with AL001 ready for Phase 2 trials.

These IPO assumptions represented management’s best estimate of the possible time to IPO, and the potential IPO valuation at each time, and also took into account the valuations of comparable biotech public companies, especially those that recently completed IPOs.

The non-IPO scenario assumed a 4.68-year term to liquidity and used market data from comparable biotech public companies and recent biotech IPOs to determine the terminal value of the entity. The equity value was allocated using the OPM based on the capitalization of the Company, including the Series E preferred stock issued in the first tranche.

A discount for a lack of marketability (“DLOM”) of 30.1% was then applied to the weighting of the non-IPO scenario and the IPO scenarios (reflecting a weighted average DLOM of 35% under the Chaffe model and 25.2% under the Average Strike Put Option model).

CONFIDENTIAL TREATMENT REQUESTED

BY ALECTOR, INC.: ALEC-0003

June 1, 2018 and July 2, 2018 Grants

At each grant date set forth above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was $8.16 per share in consideration of the valuation analysis as of April 26, 2018 and other objective and subjective factors as appropriate, including, without limitation, the continuing effect of the transitions in the Company’s management and clinical teams and lead product candidates and the financing described above. As part of this determination, the Company’s board of directors concluded that no significant internal or external value-affecting events had taken place between the April 26, 2018 valuation date and each grant date set forth above.

July 28, 2018 Valuation

In preparing the July 28, 2018 valuation, the Company continued to use the hybrid method. The resulting estimated fair value of the Company’s common stock was $8.47 per share on a non-marketable, minority basis. The key drivers of this increase in valuation were:

•	The completion of the second tranche of the Series E preferred stock offering in July 2018 for approximately $63 million, all at the same Series E preferred stock issue price per share.

•	The Company’s product candidate, AL001, receiving orphan drug designation from the FDA in July 2018 for the treatment of frontotemporal dementia (“FTD”).

•	Continued growth of the Company, including from operational and employee perspectives.

•	Increased preparation for an IPO, including a more focused strategy and planning, such as interviewing potential underwriters for the IPO.

•	Further continuation of a robust biotech IPO market.

In this valuation, the IPO scenarios continued to be assigned an aggregate weight of 70% and the non-IPO scenario was assigned a weight of 30%.

The IPO scenarios assumed that the Company would complete an IPO either:

•	in the first quarter of 2019 at a 15% probability, based, in part, on proof-of-mechanism data for AL001;

•	in the second quarter of 2019 at a 20% probability, also based, in part, on proof-of-mechanism data for AL001; or

•	in the first quarter of 2020 at a 35% probability, based, in part, on proof-of-concept data for AL001 and with AL001 ready for Phase 2 trials.

These IPO assumptions represented management’s best estimate of the possible time to IPO, and the potential IPO valuation at each time, and also took into account the valuations of comparable biotech public companies, especially those that recently completed IPOs.

The non-IPO scenario assumed a 4.45-year term to liquidity and used market data from comparable biotech public companies and recent biotech IPOs to determine the terminal value of the entity. The equity value was allocated using the OPM based on the capitalization of the Company, including the Series E preferred stock issued.

CONFIDENTIAL TREATMENT REQUESTED

BY ALECTOR, INC.: ALEC-0003

A DLOM of 28.9% was then applied to the weighting of the non-IPO scenario and the IPO scenarios (reflecting a weighted average DLOM of 33.7% under the Chaffe model and 24.1% under the Average Strike Put Option model).

August 15, 2018 and September 4, 2018 Grants

At the grant dates set forth above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was $8.47 per share in consideration of the valuation analysis as of July 28, 2018, and other objective and subjective factors as appropriate. As part of this determination, the Company’s board of directors concluded that no significant internal or external value-affecting events had taken place between the July 28, 2018 valuation date and the grant dates set forth above.

September 30, 2018 Valuation

In preparing the September 30, 2018 valuation, the Company continued to use the hybrid method. The resulting estimated fair value of the Company’s common stock was $10.14 per share on a non-marketable, minority basis. The key drivers of this increase in valuation included:

•	The Company’s product candidates being prepared for additional clinical trials and the continued receipt of pre-clinical data.

•	Continued growth of the Company, including from operational and employee perspectives.

•	The increase in the probability of an IPO as the Company began preparation for the IPO, including commencing drafting sessions for the IPO.

In this valuation, the IPO scenarios were assigned an aggregate weight of 80% and the non-IPO scenario was assigned a weight of 20%.

The IPO scenarios assumed that the Company would complete an IPO either:

•	in the first quarter of 2019 at a 30% probability, based, in part, on proof-of-mechanism data for AL001;

•	in the second quarter of 2019 at a 30% probability, also based, in part, on proof-of-mechanism data for AL001; or

•	in the first quarter of 2020 at a 20% probability, based, in part, on proof-of-concept data for AL001 and with AL001 ready for Phase 2 trials.

These IPO assumptions represented management’s best estimate of the possible time to IPO, and the potential IPO valuation at each time, and also took into account the valuations of comparable biotech public companies, especially those that recently completed IPOs.

The non-IPO scenario assumed a 4.25-year term to liquidity and used market data from comparable biotech public companies and recent biotech IPOs to determine the terminal value of the entity. The equity value was allocated using the OPM based on the capitalization of the Company.

CONFIDENTIAL TREATMENT REQUESTED

BY ALECTOR, INC.: ALEC-0003

A DLOM of 21.8% was then applied to the weighting of the non-IPO scenario and the IPO scenarios (reflecting a weighted average DLOM of 25.8% under the Chaffe model and 17.8% under the Average Strike Put Option model).

November 6, 2018 Grants

At the grant date set forth above, the Company’s board of directors determined that the estimated fair value of the Company’s common stock was $10.14 per share in consideration of the valuation analysis as of September 30, 2018, and other objective and subjective factors as appropriate. As part of this determination, the Company’s board of directors concluded that no significant internal or external value-affecting events had taken place between the September 30, 2018 valuation date and November 6, 2018.

The Company has not granted any other equity awards since November 6, 2018.

Comparison of the November 2018 Grant Price and the Midpoint Price

As is typical in an initial public offering, the estimated price range for the offering was not derived using a formal determination of estimated fair value, but was determined primarily by discussions between the Company and the Lead Underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent initial public offerings for clinical-stage biopharmaceutical companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biopharmaceutical companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company notes that the difference between the November 2018 Grant Price and the Midpoint Price is primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

•

Favorable feedback from potential investors following the “testing the waters” meetings that occurred in September 2018, between October 29, 2018 and November 9, 2018 and in mid-December 2018, which suggested that there was investor interest in the Company at a step-up in valuation. This feedback gave the Company confidence that the market would be receptive to the Company’s IPO, despite the Company’s early stage, limited clinical trials to date, and current status of the Company’s product candidates.

•

The valuations of comparable companies that completed or launched initial public offerings in late 2018, which valuations reflected increases from the last private rounds of equity financing prior to such initial public offerings, i.e. reflecting step-up multiples in the initial public offering. The

CONFIDENTIAL TREATMENT REQUESTED

BY ALECTOR, INC.: ALEC-0003

Company, in discussions with the Lead Underwriters, took into account some “choppiness” that was occurring in the biotech and broader initial public offering markets during November and December 2018, due primarily to macroeconomic and political events, such as international trade tensions, interest rate expectations and mid-term elections in the United States. Ultimately, the Company determined that it would still be well positioned to complete its IPO at a valuation in the Price Range and on the timeline in early 2019.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates.

•

The Company also notes that it has made significant progress in its business since the date of the November 2018 grant price. These developments, all described in more detail in the Registration Statement, include the following:

➣

The successful demonstration in the Company’s ongoing Phase 1a study of proof-of-mechanism in healthy volunteers for AL001, the Company’s product candidate for the treatment of FTD, both in serum and cerebrospinal fluid, as described in the Registration Statement. This will support the Company’s efforts to advance AL001 into a Phase 1b study, with proof-of-mechanism data in FTD-GRN patients expected to be received by the Company in the first half of 2019. Such proof-of-mechanism is a strong validation of the Company’s strategy and important driver of value, especially given other largely unsuccessful attempts to date in treating neurodegenerative diseases as described in further detail in the Registration Statement.

➣	The initiation of a dose escalation Phase 1 study in healthy volunteers for AL002, the Company’s product candidate for the treatment of Alzheimer’s disease, in the fourth quarter of 2018.

➣

Continued traction to support the Company’s expected initiation of Phase 1 studies of AL003, another Company product candidate for the treatment of Alzheimer’s disease, and AL101, a Company product candidate for multiple neurodegenerative disorders, both in the second half of 2019.

Valuation Methodology-Specific Factors

•

The methodology for determining the September 2018 valuation price that supported the November 2018 grant price incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock.

CONFIDENTIAL TREATMENT REQUESTED

BY ALECTOR, INC.: ALEC-0003

•

The valuation report prepared by the Company’s third-party valuation specialist in determining the September 2018 valuation price that supported the November 2018 grant price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•

The inclusion of other factors by the Lead Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, or are not quantifiable in the Company’s valuation models as a private company, or are not objectively determinable by the Company.

•

The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the November 2018 grant price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and were subject to a DLOM as indicated above.

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price at which it most recently granted stock options (i.e., the November 2018 grant price), the latest valuation (i.e., the September 2018 valuation price) and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

* * *

CONFIDENTIAL TREATMENT REQUESTED

BY ALECTOR, INC.: ALEC-0003

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3596 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael Coke

Michael Coke

cc:	Arnon Rosenthal, Ph.D., Alector, Inc.

Stephanie Yonker, Ph.D., Alector, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Stephen Salmon, Davis Polk & Wardwell LLP